From: **Elizabeth Ettling**[redacted]
Date: Tue, May 20, 2025 [redacted]
Subject: Important Message from EndoSound
To:
Cc: Scott Aldrich [redacted]

Hello everyone, I hope you are enjoying spring so far. Please see a message below from Scott Aldrich. Best wishes, Elizabeth

Dear EndoSound Shareholders,

We're excited to share a major milestone in our journey. We recently received a letter of interest from a major GI strategic for a Series B Lead **[*Please be aware that information is confidential and should not be shared*].** Though non-binding, we have been progressing rapidly through a diligence process that we hope to wrap up soon in Q3. To further aid our continued bridge funding efforts, and to this potential Series B, we're launching a **crowdfunding campaign under Regulation Crowdfunding (Reg CF)**, and we'd love for you to be part of it. The bridge funding will allow us to begin to ramp up our progress in the market and on Gen2 development. Our founders have already committed another $300K to help launch our campaign. We have significant interest in this new crowdfunding approach as it unlocks a new demographic of potential investors within our extensive networks. We are targeting a $500K raise but think we can far exceed that.

We're hosting the campaign on WeFunder, and it will go to full launch on June 16th. You're invited to join our exclusive soft launch phase, giving our most valued supporters priority access before we open to the general public. You can make a reservation and preview the campaign now here: **ENDOSOUND.**

**What is Reg CF?**
Reg CF (short for Regulation Crowdfunding) is a way for private companies like ours to raise capital from both accredited and non-accredited investors through SEC-registered online platforms. It gives our supporters, customers, and community — the opportunity to own a piece of the future we're building.

**Why we're doing this**
We believe that those who believe in us should have the chance to invest in us. Reg CF allows us to grow not just with capital, but with the backing of a true community of believers. Whether you're a longtime supporter or a new friend, this is their chance to come on board in a whole new way.

**How you can help**

1. **Invest** – Even a small investment can make a big difference. The minimum to invest is $250 and takes less than 5 minutes.
2. **Share** – Spread the word to your network. The more eyes on this, the better!
3. **Engage** – Ask questions, give feedback, and be part of the conversation.

This is more than fundraising. It's about improving patient care and access to a critical technology. Help us spread the message.

If you have any questions or want to talk more about the opportunity, don't hesitate to reach out.

We will also be holding an investor update call on Tuesday, June 3rd at 7:00pm ET to inform everyone of the significant milestones we continue to achieve. Here is the zoom link to that meeting: (https://us02web.zoom.us/j/84546515870?pwd=REBKSVA77a0fTSfG57xoIC4rWnJyKg.1)

An invitation will be coming to that meeting shortly including dial-in information.

Let's build the future together,

**Scott Aldrich Jr**
Chief Executive Officer
[redacted]

EndoSound is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.